14046705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) MI (State) 48076-3750 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip C. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2018
Acting in the County of Oakland

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

P & M Corporate Finance, LLC

December 31, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

P & M CORPORATE FINANCE, LLC

DECEMBER 31, 2013

TABLE OF CONTENTS

MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors
P & M Corporate Finance, LLC

Report on Financial Statements

We have audited the accompanying financial statement of P & M Corporate Finance, LLC, which comprise the statement of financial condition for the year ended December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of P & M Corporate Finance, LLC for the year ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 27, 2014

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS	
CASH AND CASH EQUIVALENTS	$ 3,064,430
RESTRICTED CASH	4,002
ACCOUNTS RECEIVABLE	6,862
UNBILLED WORK IN PROCESS	515,500
OTHER ASSETS	148,257
DUE FROM RELATED PARTIES	529,506
TOTAL ASSETS	$ 4,268,557
LIABILITIES	
ACCOUNTS PAYABLE, ACCRUED PAYROLL, AND EXPENSES	$ 850,093
DUE TO RELATED PARTY	163,084
TOTAL LIABILITIES	1,013,177
MEMBERS' EQUITY	
MEMBERS' EQUITY	3,255,380
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,268,557

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-seven states and two territories, including Michigan and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Contingent fee investment banking work is recorded as revenue upon completion of the transaction. Non-refundable retainers on contingent fee arrangements are recognized as revenue as invoiced per client agreements. For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $4,002 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

One customer comprised approximately 81% of the unbilled work in process balance at December 31, 2013.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management considers all accounts receivable collectible and, therefore, an allowance for doubtful accounts has not been recorded at December 31, 2013.

Unbilled Work in Process

Unbilled work in process is stated at estimated net realizable value.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes. The Company is no longer subject to examination by federal and state taxing authorities for tax years prior to June 30, 2010.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

NOTES TO THE FINANCIAL STATEMENT

3. MEMBERS' EQUITY

As a result of a reorganization that took place in the prior year, the authorized units of capital total 100,600, with 100,000 units designated Class A units and 600 units designated as Class B units all of which are issued and outstanding. The Class A units have full voting and distribution rights, whereas the Class B units are non-voting and do not share in distributions of the Company. The Class B units have a preference in the event of a liquidation of the Company. In the event of liquidation, the holder of the Class B units will be entitled to a distribution equal to $1,000 per Class B unit plus interest prior to any liquidating distribution to the Class A unit holders.

The former majority member has a put right that allows it to cause the Company to purchase all of its Class A units upon written notice to the Company. The put right does not expire. The redemption price is based on the Company's book value and would be paid in four annual installments. As of December 31, 2013, the put right covers 20 percent of the outstanding Class A units, which amounts to $280,000.

In connection with the reorganization, the Company granted a deferred compensation right to a managing director related to prior service rendered to the former majority member. The agreement is contingent upon the managing director's continued service through the earlier of age 55 or a death or disability event as described in the agreement. The deferred compensation right will be settled by the former majority member transferring the 600 Class B units to the Company, which will then transfer the units to the individual. The class B units are then required to be redeemed for $1,000 per unit through quarterly payments over seven years. Effective January 1, 2013, due to the managing director assigning rights to another related party, the Company granted the deferred compensation rights to this party. This resulted in no change to the terms of the original agreement.

4. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (PM, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP (PMHG), the former majority member of the Company, whereby PM, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by PM, PLLC on the Company's behalf. Provisions of the Agreement relating to non-facility services expire on April 30, 2014 and include an extension option through December 31, 2014. The facility services portion of the Agreement expires on December 31, 2015 and includes a one-year extension option.

As part of the reorganization agreement, PMHG has agreed to indemnify the Company for any legal related costs on a legal matter that existed prior to the ownership reorganization to the extent that legal related costs exceed $200,000. The $200,000 threshold was reached during the year ended December 31, 2012.

At December 31, 2013, due to related party consisted of amounts due to PM, PLLC related to services under the Agreement. The amount due from related parties consisted of amounts due from PMHG relating to the reimbursement of legal costs.

NOTES TO THE FINANCIAL STATEMENT

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $1,770,935, which was $1,684,723 in excess of its required net capital of $86,212.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2013, the ratio was .73 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an "other broker-dealer", and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

The Company participated in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP based on a June 30th plan year. These plans covered substantially all employees of the Company. The 401(k) plan provided for matching contributions equal to 50% of a participant's deferral up to 2% of the participant's total compensation. The defined contribution plan provided for contributions ranging from 2% to 14% of an employee's compensation, as defined.

Effective July 1, 2013, the Company established its own separate 401(k) and profit sharing plans that also cover substantially all employees of the Company. The Company's new 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 2% of the participant's total compensation. The Company's new profit sharing plan provides for discretionary contributions ranging from 3% to 9% of an employee's compensation, as defined.

8. SUBSEQUENT EVENT

In February 2014, the Company entered into an agreement to lease new space for one of its offices. The lease term is for five years and five months with the option for one five- year extension. The initial term of the lease is expected to commence within 120 days of the execution of the lease after various improvements are made to the existing space. The lease provides for annual rent plus the Company's share of property taxes, utilities, and maintenance costs.

NOTES TO THE FINANCIAL STATEMENT

8. SUBSEQUENT EVENT (Continued)

Approximate future minimum annual commitments under the operating lease are as follows:

Year Ending December 31,	
2014	$ 35,300
2015	60,500
2016	62,200
2017	63,400
2018	65,000
Later years	55,200
Total minumum future payments required	$ 341,600